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                                                                    EXHIBIT 99.3

                            [TEXT OF PRESS RELEASE]

          PREMIER LASER SYSTEMS SUBMITS ALL CASH PROPOSAL TO ACQUIRE
                        OPHTHALMIC IMAGING SYSTEMS INC.

IRVINE, CA (January 16, 1998)   Premier Laser Systems (Nasdaq NM:PLSIA) today
announced that it submitted a proposal to the Board of Directors of Sacramento-based Ophthalmic Imaging Systems Inc. (Nasdaq: OISI) to acquire for $1.75 per share in cash in a friendly transaction the approximately 2.7 million shares of OISI common stock not currently owned by Premier Laser. Under the terms of the proposal, OISI must modify its recently adopted shareholder rights plan to permit the transaction to proceed. The all cash proposal, which is at a 30 percent premium to the current bid price of $1.34 for OISI shares, will be withdrawn if it is not accepted by 5:00 pm PST on Thursday, January 22. Premier Laser has purchased in open-market transactions over the last several months approximately 29% of the outstanding shares of OISI. Premier Laser is filing an amendment to the Form 13D previously filed with the Securities and Exchange Commission.

     According to the announcement by Premier Laser Systems Chairman, President and CEO Colette Cozean, Ph.D., the addition of the OISI product line "will be a nice fit with the full range of our ophthalmic products and be beneficial to both companies."

     Premier Laser Systems develops, manufactures and markets several lines of proprietary medical lasers, fiber optic delivery systems, corneal topography systems and associated products and services for a variety of dental, ophthalmic and surgical applications.